Exhibit 12.1

Ratio/Deficiency of Earnings to Fixed Charges

	Year ended December 31,
	2004	2005	2006	2007	2008
	(dollars in thousands)
Earnings:
Loss from continuing operations before taxes	$(143,313)	$(92,544)	$(132,931)	$(77,011)	$(45,726)
Plus: fixed charges, less preferred dividends	86,076	80,413	115,945	120,569	137,661
Plus: current period amortization of interest capitalized in prior periods	542	620	529	516	519
Less: Capitalized interest	(14)	(85)	(383)	(248)	(223)

Total Earnings	(56,709)	(11,596)	(16,840)	43,826	92,231

Fixed Charges:

Interest Expense - cash	47,460	40,511	81,283	92,498	104,253

Capitalized interest	14	85	383	248	223

Interest Expense - non cash	28,082	26,234	6,845	—	412

Amortization of Debt Issue Costs	3,445	2,850	11,584	8,534	11,671

Interest Component of Operating Leases	7,075	10,733	15,850	19,290	21,102

Total Fixed Charges	86,076	80,413	115,945	120,569	137,661

Total Deficiency	$142,785	$92,009	$132,785	$76,743	$45,430